UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 27, 2018

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the interim report of NXP Semiconductors N.V. for the period ended July 1, 2018.

Exhibits

1.	Interim report of NXP Semiconductors N.V. for the period ended July 1, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 27th of July 2018.

NXP Semiconductors N.V.

/s/ P. Kelly
Name: P. Kelly, CFO

INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED

July 1, 2018

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing NXP’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

This interim Management’s Discussion and Analysis should be read in conjunction with the MD&A in our Annual Report on Form 20-F for the year ended December 31, 2017. The various sections of this MD&A contain a number of forward-looking statements that involve a number of risks and uncertainties, including any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, uncertain events or assumptions, and other characterizations of future events or circumstances. Such statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in “Risk Factors” in Part I, Item 3D of our Annual Report on Form 20-F, and as may be updated in our subsequent Quarterly Reports on Form 6-K. Our actual results may differ materially, and these forward-looking statements do not reflect the potential impact of any divestitures, mergers, acquisitions, or other business combinations that had not been completed as of July 27, 2018.

Introduction

The Company

NXP Semiconductors N.V. (including our subsidiaries, referred to collectively herein as “NXP”, “NXP Semiconductors” and the “Company”) is a global semiconductor company incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap). We provide leading High Performance Mixed Signal and, up to February 6, 2017, Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of application areas including: automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer, computing and software solutions for mobile phones.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729999. Our registered agent in the United States is NXP USA, Inc., 6501 William Cannon Dr. West, Austin, Texas 78735, United States of America, phone number +1 512 895 2000.

On June 14, 2016, NXP announced an agreement to divest its Standard Products business (SP) to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”). On February 6, 2017 we divested SP, receiving $2.6 billion in cash proceeds, net of cash divested. For a further discussion, see Note 3 “Acquisitions and Divestments”.

On February 20, 2018, NXP entered into an amendment (the “Purchase Agreement Amendment”) to that certain Purchase Agreement, dated as of October 27, 2016 (as amended, the “Purchase Agreement”), with Qualcomm River Holdings B.V. (“Buyer”), a wholly-owned, indirect subsidiary of QUALCOMM Incorporated. On April 19, 2018, Buyer and NXP entered into Amendment No. 2 (“Amendment No. 2”) to the Purchase Agreement. Under the terms of Amendment No. 2, the End Date (as defined in the Purchase Agreement), which is the date that, subject to the terms of the Purchase Agreement, either Buyer or NXP would have the right to terminate the Purchase Agreement if the Offer has not been consummated on or before such date, has been extended until July 25, 2018. Amendment No. 2 also provides that, in addition to its existing rights, NXP will be entitled to receive the $2 billion Buyer Termination Compensation (as defined in the Purchase Agreement) (a) if the Purchase Agreement is terminated in accordance with its terms for any reason (subject to certain exceptions) and, at the time of any such termination, approval by the applicable antitrust authorities in China, or in any jurisdiction where the parties’ previously obtained clearance will expire or where the applicable antitrust authority has required or requested a resubmission for clearance, has not been received, or (b) at any time after 11:59 p.m., New York City time, on July 25, 2018 if, at such time, approval by the applicable antitrust authorities in China, or in any jurisdiction where the parties’ previously obtained clearance will expire or where the applicable antitrust authority has required or requested a resubmission for clearance, has not been received. In the event that NXP has received the Buyer Termination Compensation pursuant to clause (b) in the previous sentence, Buyer will be entitled to terminate the Purchase Agreement. Furthermore, Buyer and NXP have agreed to amend certain of the restrictions set forth in the Purchase Agreement related to the conduct and operations of NXP and its subsidiaries prior to the earlier of the termination of the Purchase Agreement and the closing of the Offer, including with respect to NXP’s ability to undertake acquisitions and settle litigation.

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On July 26, NXP received notice from Qualcomm Incorporated that Qualcomm had terminated, effective immediately, the purchase agreement between NXP and an affiliate of Qualcomm following the inability to obtain the required approval for the transaction from the State Administration for Market Regulation (SAMR) of the People’s Republic of China prior to the end date stipulated by the parties under the purchase agreement. On July 26, NXP received the aforementioned $2 billion termination compensation, which is expected to be subject to corporate income tax of approximately $500 million.

On July 25, the Board of Directors of NXP authorized the repurchase of an additional $5 billion of the Company’s stock. Under the program, the Company may purchase its common stock from time to time in the open market or in privately negotiated transactions. The amount and timing of the purchases will depend on a number of factors including the price and availability of shares of common stock, trading volume and general market conditions.

During the three and six month periods ended July 1, 2018, NXP incurred expenses of $14 million and $27 million, respectively (Q2 2017: $9 million and YTD 2017: $20 million), associated with the proposed acquisition by the Buyer. The expenses, included in the Statement of Operations, consisted of legal and consulting costs, retention incentives and costs related to dedicated resources associated with the proposed acquisition.

In March 2018, NXP announced it had entered into a definitive agreement to sell its 40% equity interest of Suzhou ASEN Semiconductors Co., Ltd. to J&R Holding Limited. NXP completed the sale of its equity interest on July 10, 2018, receiving $127 million in cash proceeds.

In June 2018, NXP completed the sale of 24% of its equity interest in WeEn to Tianjin Ruixin Semiconductor Industry Investment Centre LLP, receiving $32 million in cash proceeds. Subsequent to this sale, NXP retains a 25% equity interest in WeEn. The Company will continue to account for this investment as an equity-accounted investee.

Results of Operations

The following table presents the composition of operating income (loss):

($ in millions, unless otherwise stated)	Q2 2018	Q2 2017	YTD 2018	YTD 2017
Revenue	2,290	2,202	4,559	4,413
% nominal growth	4.0	(6.9)	3.3	(3.8)
Gross profit	1,180	1,083	2,352	2,162
Research and development	(438)	(381)	(864)	(748)
Selling, general and administrative	(242)	(263)	(490)	(529)
Amortization of acquisition-related intangible assets	(363)	(373)	(723)	(738)
Other income (expense)	—	(16)	—	1,582

Operating income (loss)	137	50	275	1,729

Q2 2018 compared to Q2 2017

In the quarter ended July 1, 2018, revenue increased 4% as compared to the quarter ended July 2, 2017. Gross profit increased in the second quarter of 2018 as compared to the second quarter of 2017 primarily as a result of additional revenue fall-through and lower expenses related to purchase price accounting (see below). Operating expenses in the second quarter of 2018 increased as compared to the second quarter of 2017 mainly as a result of increased research and development costs and partially offset by continued reduction of the selling, general and administrative costs.

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YTD 2018 compared to YTD 2017

In the six month period ended July 1, 2018, revenue increased as compared to the six month period ended July 2, 2017 (the latter including one month of revenue of our divested SP business). Gross profit increased in the first six months of 2018 as compared to the first six months of 2017 primarily as a result of improvement of our operational performance and lower expenses related to purchase price accounting (see below). Operating expenses in the first six months of 2018 increased as compared to the first six months of 2017 as a result of increased research and development costs, partially offset by the reduction of the selling, general and administrative costs. Other income in the first six months of 2017 related to the gain on the sale of the SP business.

The table below depicts the Purchase Price Accounting (“PPA”) effects (reflecting the amortization related to the fair value adjustments resulting from the acquisition of Freescale in addition to the formation of NXP) for each of the three and six month periods ended July 1, 2018 and July 2, 2017, respectively, per line item in the statement of operations:

($ in millions, unless otherwise stated)	Q2 2018	Q2 2017	YTD 2018	YTD 2017
Gross profit	(20)	(76)	(39)	(135)
Selling, general and administrative	(1)	(6)	(4)	(12)
Amortization of acquisition-related intangible assets	(363)	(373)	(723)	(738)

Operating income (loss)	(384)	(455)	(766)	(885)

Prior to February 6, 2017, NXP was organized into two reportable segments, High Performance Mixed Signal (“HPMS”) and

Standard Products (“SP”). As of February 6, 2017, the SP reportable segment was divested and HPMS remains as the sole reportable segment. Corporate and Other represents the remaining portion (or “segment”) to reconcile to the Consolidated Financial Statements.

Revenue

The following table presents revenue and revenue growth by segment for each of the three and six month periods ended July 1, 2018 and July 2, 2017, respectively:

($ in millions, unless otherwise stated)	Q2 2018		Q2 2017	YTD 2018		YTD 2017
	Revenue	Growth %	Revenue	Revenue	Growth %	Revenue
HPMS	2,193	4.5	2,098	4,359	6.1	4,109
SP	—	—	—	—	—	118
Corporate and Other	97	(6.7)	104	200	7.5	186

Total	2,290	4.0	2,202	4,559	3.3	4,413

Q2 2018 compared to Q2 2017

Revenue increased $88 million to $2,290 million in the second quarter of 2018 compared to $2,202 million in the second quarter of 2017, a year-on-year increase of 4.0%. Revenue derived from services to Nexperia (our former SP business) to support the separation and, on a limited basis, ongoing operations, is included in Corporate and Other. As the Nexperia business develops or acquires its own foundry and packaging capabilities, our revenue from this source is expected to decline.

Our HPMS segment saw an increase in revenue of $95 million to $2,193 million in the second quarter of 2018 compared to $2,098 million in the second quarter of 2017, resulting in a 4.5% year-on-year growth. The growth in revenue was driven primarily by increased demand in Secure Connected Devices and Automotive and to a lesser extent in Secure Identification Solutions, partly offset by lower sales in Secure Interface & Infrastructure due to lower overall market demand.

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YTD 2018 compared to YTD 2017

Revenue increased $146 million to $4,559 million in the first six months of 2018 compared to $4,413 million in the first six months of 2017, a year-on-year increase of 3.3%. Included in the first six months of 2017 is one month of revenue for the SP business, as this business was divested on February 6, 2017. Revenue derived from services to Nexperia (our former SP business) to support the separation and, on a limited basis, ongoing operations, is included in Corporate and Other. As the Nexperia business develops or acquires its own foundry and packaging capabilities, our revenue from this source is expected to decline.

Our HPMS segment saw an increase in revenue of $250 million to $4,359 million in the first six months of 2018 compared to $4,109 million in the first six months of 2017, resulting in a 6.1% year-on-year growth. The growth in revenue was driven primarily by increased demand in Secure Connected Devices and Automotive and to a lesser extent in Secure Identification Solutions, partly offset by lower sales in Secure Interface & Infrastructure due to lower overall market demand.

Gross Profit

The following table presents gross profit by segment for each of the three and six month periods ended July 1, 2018 and July 2, 2017, respectively:

($ in millions, unless otherwise stated)	Q2 2018		Q2 2017		YTD 2018		YTD 2017
	Gross profit	% of segment revenue	Gross profit	% of segment revenue	Gross profit	% of segment revenue	Gross profit	% of segment revenue
HPMS	1,173	53.5	1,066	50.8	2,334	53.5	2,096	51.0
SP	—	—	—	—	—	—	45	38.1
Corporate and Other	7	7.2	17	16.3	18	9.0	21	11.3

Total	1,180	51.5	1,083	49.2	2,352	51.6	2,162	49.0

Q2 2018 compared to Q2 2017

Gross profit in the second quarter of 2018 was $1,180 million, or 51.5% of revenue compared to $1,083 million, or 49.2% of revenue in the second quarter of 2017, an increase of $97 million. This increase was driven by higher revenue as well as lower expenses related to purchase price accounting.

Our HPMS segment had a gross profit of $1,173 million, or 53.5% of revenue in the second quarter of 2018, compared to $1,066 million, or 50.8% of revenue in the second quarter of 2017. The increase in the gross profit percentage was driven by lower expenses related to purchase price accounting as well as the continued improvement of our operational performance.

YTD 2018 compared to YTD 2017

Gross profit in the first six months of 2018 was $2,352 million, or 51.6% of revenue compared to $2,162 million, or 49.0% of revenue in the first six months of 2017, an increase of $190 million. This increase was driven by higher revenue and the continued improvement of our operational performance, as well as lower expenses related to purchase price accounting, partly offset by the divestment of our SP business.

Our HPMS segment had a gross profit of $2,334 million, or 53.5% of revenue in the first six months of 2018, compared to $2,096 million, or 51.0% of revenue in the first six months of 2017. The increase in the gross profit percentage was driven by lower expenses related to purchase price accounting as well as the continued improvement of our operational performance.

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Operating expenses

The following table presents operating expenses by segment for each of the three and six month periods ended July 1, 2018 and July 2, 2017:

($ in millions, unless otherwise stated)	Q2 2018		Q2 2017		YTD 2018		YTD 2017
	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue
HPMS	1,013	46.2	972	46.3	2,013	46.2	1,921	46.8
SP	—	—	—	—	—	—	14	11.9
Corporate and Other	30	30.9	45	43.3	64	32.0	80	43.0

Total	1,043	45.5	1,017	46.2	2,077	45.6	2,015	45.7

The following table below presents the composition of operating expenses by line item in the statement of operations:

($ in millions, unless otherwise stated)	Q2 2018	Q2 2017	YTD 2018	YTD 2017
Research and development	438	381	864	748
Selling, general and administrative	242	263	490	529
Amortization of acquisition-related intangible assets	363	373	723	738

Operating expenses	1,043	1,017	2,077	2,015

Q2 2018 compared to Q2 2017

Operating expenses increased $26 million to $1,043 million in the second quarter of 2018, compared to $1,017 million in the second quarter of 2017. The increase in operating expenses is the result of increased research and development expenses in our HPMS segment, partially offset by the reduction of the selling, general and administrative costs as well as amortization of acquisition-related intangible assets.

YTD 2018 compared to YTD 2017

Operating expenses increased $62 million to $2,077 million in the first six months of 2018, compared to $2,015 million in the first six months of 2017. The increase in operating expenses is the result of increased research and development expenses in our HPMS segment, partially offset by the reduction of the selling, general and administrative costs as well as amortization of acquisition-related intangible assets.

Operating income (loss)

The following table presents operating income (loss) by segment for each of the three and six month periods ended July 1, 2018 and July 2, 2017:

($ in millions, unless otherwise stated)	Q2 2018		Q2 2017		YTD 2018		YTD 2017
	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue
HPMS	160	7.3	94	4.5	321	7.4	175	4.3
SP	—	—	—	—	—	—	31	26.3
Corporate and Other	(23)	(23.7)	(44)	(42.3)	(46)	(23.0)	1,523	n.m.	)*)

Total	137	6.0	50	2.3	275	6.0	1,729	39.2

*)	not meaningful

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Q2 2018 compared to Q2 2017

Operating income (loss) increased $87 million to $137 million in the second quarter of 2018, compared to $50 million in the second quarter of 2017. This increase in operating income (loss) is primarily the result of the items discussed above.

YTD 2018 compared to YTD 2017

Operating income (loss) decreased $1,454 million to $275 million in the first six months of 2018, compared to $1,729 million in the first six months of 2017. This decrease is primarily the result of the realized gain on the divestment of the SP business of $1,597 million in the first quarter of 2017. The increase in our HPMS segment is the result of the items discussed above.

Financial income (expense)

The following table presents the details of financial income and expenses:

($ in millions, unless otherwise stated)	Q2 2018	Q2 2017	YTD 2018	YTD 2017
Interest income	12	6	25	10
Interest expense	(61)	(75)	(136)	(161)

Total interest expense, net	(49)	(69)	(111)	(151)
Foreign exchange rate results	5	(5)	—	(17)
Extinguishment of debt	(26)	—	(26)	(41)
Miscellaneous financing costs/income, net	(1)	(1)	(2)	(2)

Total other financial income (expense)	(22)	(6)	(28)	(60)

Total	(71)	(75)	(139)	(211)

Q2 2018 compared to Q2 2017

Financial income (expense) was an expense of $71 million in the second quarter of 2018, compared to an expense of $75 million in the second quarter of 2017. The decrease was the result of a reduction in interest expense, net, due to a repayment of debt at the beginning of the second quarter 2018 resulting in less interest expense, along with higher interest income, partly offset by debt extinguishment costs.

YTD 2018 compared to YTD 2017

Financial income (expense) was an expense of $139 million in the first six months of 2018, compared to an expense of $211 million in the first six months of 2017. As a result of repayment of debt in the first quarter of 2017 and the second quarter of 2018, interest expense decreased. In addition, the debt extinguishment cost related to the repayment of debt in the first six months of 2018 were lower than the debt extinguishment cost related to repayment of debt in the first six months of 2017.

Benefit (provision) for income taxes

On December 22, 2017, the U.S. government enacted tax legislation that included changes to the taxation of foreign earnings by implementing a dividend exemption system, expansion of the current anti-deferral rules, a minimum tax on low-taxed foreign earnings and new measures to deter base erosion. The tax legislation also included a permanent reduction in the corporate tax rate to 21%, repeal of the corporate alternative minimum tax, expensing of capital investment, and limitation of the deduction for interest expense. Furthermore, as part of the transition to the new tax system, a one-time transition tax was imposed on a U.S. shareholder’s historical undistributed earnings of foreign affiliates (the “Toll Tax”).

As described in Note 7 Provision for Income Taxes in our Annual Report on Form 20-F for the year ended December 31, 2017, we were able to reasonably estimate certain effects of the tax legislation and, therefore, recorded provisional amounts, including the mandatory repatriation Toll Tax. The Company has not finalized the accounting for the tax effects of the tax legislation and for the six months ended July 1, 2018, we have not made any material measurement period adjustments related to the provisional amounts. However, we continue to gather additional information and expect to complete our accounting within the prescribed measurement period.

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Q2 2018 compared to Q2 2017

Our effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Dutch statutory tax rate and the mix of income and losses in various jurisdictions. Our effective tax rate for the second quarter of 2018 was an expense of 6.1% compared with a benefit of 216.0% for the second quarter of 2017. The significant change in our effective tax rate was primarily due to the change from loss before income taxes in the second quarter of 2017 to profit before income taxes in the second quarter of 2018, as well as the statutory tax rate decrease in the U.S. from 35% to 21% in 2018.

YTD 2018 compared to YTD 2017

Our effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Dutch statutory tax rate, and the relative mix of income and losses across those jurisdictions. Our effective tax rate for the first six months of 2018 was a tax expense of 4.4% compared with a tax expense of 11.6% for the first six months of 2017. The 2017 effective tax rate was higher than 2018 mostly because 2017 contains the significant Dutch tax expense related to the SP divestment including non-deductible goodwill, as well as the statutory tax rate decrease in the U.S. from 35% to 21% in 2018.

Result equity-accounted investees

Q2 2018 compared to Q2 2017

Results related to equity-accounted investees for the second quarter of 2018 included a return on capital from one of our equity accounted investees in addition to recurring activity. Results related to equity accounted investees for the second quarter of 2017 included the gain resulting from the sale of ASMC in April 2017 ($31 million).

YTD 2018 compared to YTD 2017

Results related to equity-accounted investees for the first six months of 2018 included a return on capital from one of our equity accounted investees in addition to recurring activity. Results related to equity accounted investees for the first six months of 2017 included the gain resulting from the sale of ASMC in April 2017 ($31 million).

Net income (loss)

The following table presents the composition of net income for the periods reported:

($ in millions, unless otherwise stated)	Q2 2018	Q2 2017	YTD 2018	YTD 2017
Operating income (loss)	137	50	275	1,729
Financial income (expense)	(71)	(75)	(139)	(211)
Benefit (provision) for income taxes	(4)	54	(6)	(176)
Result equity-accounted investees	4	34	6	39

Net income (loss)	66	63	136	1,381

Non-controlling interests

Q2 2018 compared to Q2 2017

Non-controlling interests are related to the third party share in the result of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $12 million in the second quarter of 2018, compared to $14 million in the second quarter of 2017.

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YTD 2018 compared to YTD 2017

Non-controlling interests are related to the third party share in the result of consolidated companies, predominantly SSMC. Their share of non-controlling interests amounted to a profit of $24 million in the first six months of 2018, compared to $27 million in the first six months of 2017.

Employees

As of July 1, 2018, we had 30,180 full-time equivalent employees (as of December 31, 2017: 30,100 full-time equivalent employees). The following table indicates the percentage of full-time equivalent employees per geographic area:

% as of	July 1, 2018	December 31, 2017
Europe and Africa	20	20
Americas	20	20
Greater China	24	24
Asia Pacific	36	36

Total	100	100

Liquidity and Capital Resources

We derive our liquidity and capital resources primarily from our cash flows from operations. We continue to generate strong positive operating cash flows. At the end of the second quarter of 2018, our cash balance was $2,981 million, a decrease of $566 million compared to December 31, 2017. Taking into account the available amount of the Secured Revolving Credit Facility of $600 million, we had access to $3,581 million of liquidity as of July 1, 2018.

We currently use cash to fund operations and capital expenditures. Based on past performance and current expectations, we believe that our current available sources of funds (including cash and cash equivalents, RCF Agreement, plus anticipated cash generated from operations) will be adequate to finance our operations and capital expenditures for at least the next year. Our capital expenditures were $285 million in the first six months of 2018, compared to $257 million in the first six months of 2017.

Our total debt amounted to $5,343 million as of July 1, 2018, a decrease of $1,222 million compared to December 31, 2017 ($6,565 million). On April 2, 2018, we fully redeemed the $500 million of outstanding principal amount of our 5.75% Senior Notes due 2023 using available surplus cash. Additionally, on April 9, 2018, we fully redeemed the $750 million of outstanding principal amount of our 3.75% Senior Notes due 2018 using available surplus cash.

At July 1, 2018 our cash balance was $2,981 million of which $250 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During the second quarter of 2018, a dividend of $139 million (2017: $228 million) has been declared by SSMC and was distributed subsequent to the end of the second quarter, with 38.8% being paid to our joint venture partner.

Share Repurchases

During the six month period ended July 1, 2018, we repurchased $32 million, or 0.3 million shares of our common stock pursuant to our share buyback program at a weighted average price of $116.34 per share. Share repurchases since the announcement of the potential acquisition by Qualcomm solely relate to employee equity transactions. On July 25, the Board of Directors of NXP authorized the repurchase of an additional $5 billion of the Company’s stock. Under the program, the Company may purchase its common stock from time to time in the open market or in privately negotiated transactions. The amount and timing of the purchases will depend on a number of factors including the price and availability of shares of common stock, trading volume and general market conditions.

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Cash flows

Our cash and cash equivalents during the first six months of 2018 decreased by $559 million (excluding the effect of changes in exchange rates on our cash position of $7 million) as follows:

($ in millions, unless otherwise stated)	YTD 2018	YTD 2017
Net cash provided by (used for) operating activities	1,023	1,066
Net cash provided by (used for) investing activities	(306)	2,370
Net cash provided by (used for) financing activities	(1,276)	(2,704)

Net cash increase (decrease) in cash and cash equivalents	(559)	732

During the six months ended July 1, 2018, cash generated by operating activities of $1,023 million was primarily the result of $136 million of net income and non-cash adjustments to net income of $1,067 million, offset by a decrease in the net change in operating assets and liabilities of $186 million. Cash used in investing activities of $306 million during the six months ended July 1, 2018 consisted primarily of cash used to acquire property, plant and equipment of $285 million, cash used to purchase interests in a business of $18 million and cash used to acquire intangible assets of $28 million, offset by cash proceeds from the sale of 24% of our equity interest in WeEn of $32 million. Cash used in financing activities of $1,276 million during the six months ended July 1, 2018 consisted primarily of cash used to repurchase long-term debt of $1,273 million in addition to cash used to repurchase common stock of $32 million, offset by proceeds from the exercise of stock options of $30 million.

During the six months ended July 2, 2017, cash generated by operating activities of $1,066 million was primarily the result of $1,381 million of net income, an increase in the net change in operating assets and liabilities of $92 million, offset by non-cash adjustments to net income of $418 million. Cash provided from investing activities of $2,370 million during the six months ended July 2, 2017 consisted primarily of cash proceeds from the sale of our SP business of $2,614 million and cash proceeds from the sale of our shares in Advanced Semiconductor Manufacturing Corporation Ltd of $54 million, offset by cash used to acquire property, plant and equipment of $257 million and cash used to acquire intangible assets of $40 million. Cash used in financing activities of $2,704 million during the six months ended July 2, 2017 consisted of the use of cash that was primarily generated from the sale of our SP business to repurchase long-term debt of $2,728 million in addition to cash used to purchase treasury shares of $36 million and the payment of debt principal of $8 million, offset by the proceeds from the exercise of stock options of $68 million.

YTD 2018 Financing Activities

2023 Senior Notes

On March 2, 2018, NXP B.V. together with NXP Funding LLC, delivered notice that it would repay to holders of its 5.75% Senior Notes due 2023 (the “Notes”) $500 million of the outstanding aggregate principal amount of the Notes, which represented all of the outstanding aggregate principal amount of the Notes. The repayment occurred in April 2018 using available surplus cash.

2018 Senior Notes

On March 8, 2018, NXP B.V. together with NXP Funding LLC, delivered notice that it would repay to holders of its 3.75% Senior Notes due 2018 (the “Notes”) $750 million of the outstanding aggregate principal amount of the Notes, which represented all of the outstanding aggregate principal amount of the Notes. The repayment occurred in April 2018 using available surplus cash.

[-11]

YTD 2017 Financing Activities

2017 and 2020 Term Loans

On February 7, 2017, NXP B.V., together with NXP Funding LLC, delivered notice that it would repay (i) all its outstanding floating-rate term loan due March 2017 (“Term Loan E”) in an aggregate principal amount of $388 million, (ii) all its outstanding floating-rate term loan due January 2020 (“Term Loan D”) in an aggregate principal amount of $387 million and (iii) all its outstanding floating-rate term loan due December 2020 (“Term Loan F”) in an aggregate principal amount of $1,436 million, in each case, together with accrued interest and applicable fees. The repayment occurred in February 2017 with the funds for these repayments coming from the proceeds of the divestment of the SP business.

2021 Senior Unsecured Notes

On February 7, 2017, NXP B.V. together with NXP Funding LLC, delivered notice that it would repay to holders of its 5.75% Senior Unsecured Notes due 2021 (the “Notes”) $500 million of the outstanding aggregate principal amount of these Notes, which represented all of the outstanding aggregate principal amount of the Notes. The repayment occurred in March 2017 and the funds for this redemption came from available surplus cash.

Contractual Obligations

During the first six months of 2018, our contractual obligations decreased by $108 million resulting from normal business operations.

Off-balance Sheet Arrangements

At the end of the second quarter of 2018, we had no off-balance sheet arrangements other than operating leases and other commitments resulting from normal business operations.

[-12]

Condensed consolidated statements of operations of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 1, 2018	July 2, 2017	July 1, 2018	July 2, 2017
Revenue	2,290	2,202	4,559	4,413
Cost of revenue	(1,110)	(1,119)	(2,207)	(2,251)

Gross profit	1,180	1,083	2,352	2,162

Research and development	(438)	(381)	(864)	(748)
Selling, general and administrative	(242)	(263)	(490)	(529)
Amortization of acquisition-related intangible assets	(363)	(373)	(723)	(738)
Other income (expense)	—	(16)	—	1,582

Operating income (loss)	137	50	275	1,729

Financial income (expense):
Extinguishment of debt	(26)	—	(26)	(41)
Other financial income (expense)	(45)	(75)	(113)	(170)

Income (loss) before income taxes	66	(25)	136	1,518

Benefit (provision) for income taxes	(4)	54	(6)	(176)
Results relating to equity-accounted investees	4	34	6	39

Net income (loss)	66	63	136	1,381

Less: Net income (loss) attributable to non-controlling Interests	12	14	24	27

Net income (loss) attributable to stockholders	54	49	112	1,354

Earnings per share data:
Net income (loss) per common share attributable to Stockholders in $
- Basic	0.16	0.15	0.33	4.02
- Diluted	0.16	0.14	0.32	3.93

Weighted average number of shares of common stock outstanding during the period (in thousands):
- Basic	344,120	337,537	343,890	336,964
- Diluted	347,027	344,983	346,989	344,620

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-13]

Condensed consolidated statements of comprehensive income of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 1, 2018	July 2, 2017	July 1, 2018	July 2, 2017
Net income (loss)	66	63	136	1,381
Other comprehensive income (loss), net of tax:
Change in fair value cash flow hedges	(20)	2	(16)	6
Change in foreign currency translation adjustment	(71)	54	(41)	110
Change in net actuarial gain (loss)	(1)	(2)	(3)	1
Change in unrealized gains/losses available-for-sale securities	—	5	3	8

Total other comprehensive income (loss)	(92)	59	(57)	125

Total comprehensive income (loss)	(26)	122	79	1,506

Less: Comprehensive income (loss) attributable to non-controlling interests	12	14	24	27

Total comprehensive income (loss) attributable to stockholders	(38)	108	55	1,479

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-14]

Condensed consolidated balance sheets of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	July 1, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	2,981	3,547
Accounts receivable, net	790	879
Inventories, net	1,326	1,236
Other current assets	414	382

Total current assets	5,511	6,044

Non-current assets:
Other non-current assets	793	981
Property, plant and equipment, net of accumulated depreciation of $3,078 and $2,875	2,352	2,295
Identified intangible assets, net of accumulated amortization of $4,178 and $3,472	5,127	5,863
Goodwill	8,861	8,866

Total non-current assets	17,133	18,005

Total assets	22,644	24,049

Liabilities and equity
Current liabilities:
Accounts payable	1,072	1,146
Restructuring liabilities-current	64	74
Accrued liabilities	712	747
Short-term debt	2	751

Total current liabilities	1,850	2,718
Non-current liabilities:
Long-term debt	5,341	5,814
Restructuring liabilities	9	15
Deferred tax liabilities	579	701
Other non-current liabilities	976	1,085

Total non-current liabilities	6,905	7,615
Equity:
Non-controlling interests	159	189
Stockholders’ equity:
Preferred stock, par value €0.20 per share:
- Authorized: 645,754,500 shares (2017: 645,754,500 shares)
- issued: none
Common stock, par value €0.20 per share:
- Authorized: 430,503,000 shares (2017: 430,503,000 shares)
- Issued and fully paid: 346,002,862 shares (2017: 346,002,862 shares)	71	71
Capital in excess of par value	16,099	15,960
Treasury shares, at cost:
- 1,665,391 shares (2017: 3,078,470 shares)	(192)	(342)
Accumulated other comprehensive income (loss)	120	177
Accumulated deficit	(2,368)	(2,339)

Total Stockholders’ equity	13,730	13,527

Total equity	13,889	13,716

Total liabilities and equity	22,644	24,049

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-15]

Condensed consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 1, 2018	July 2, 2017	July 1, 2018	July 2, 2017
Cash flows from operating activities:
Net income (loss)	66	63	136	1,381
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	496	560	987	1,094
Share-based compensation	69	67	138	135
Amortization of discount on debt	11	10	21	20
Amortization of debt issuance costs	2	3	5	6
Net (gain) loss on sale of assets	—	(14)	—	(1,611)
Loss on extinguishment of debt	26	—	26	41
Results relating to equity-accounted investees	1	(3)	(1)	(8)
Changes in deferred taxes	(67)	(120)	(109)	(95)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	86	49	167	53
(Increase) decrease in inventories	(76)	(37)	(112)	(65)
Increase (decrease) in accounts payable and accrued liabilities	(225)	(137)	(251)	107
Decrease (increase) in other non-current assets	10	(2)	10	(3)
Exchange differences	(5)	5	—	17
Other items	9	(3)	6	(6)

Net cash provided by (used for) operating activities	403	441	1,023	1,066

Cash flows from investing activities:
Purchase of identified intangible assets	(10)	(16)	(28)	(40)
Capital expenditures on property, plant and equipment	(129)	(96)	(285)	(257)
Purchase of interests in businesses, net of cash acquired	(18)	—	(18)	—
Proceeds from sale of interests in businesses	32	54	32	2,668
Purchase of available-for-sale securities	(7)	—	(7)	—

Other	—	—	—	(1)

Net cash provided by (used for) investing activities	(132)	(58)	(306)	2,370

Cash flows from financing activities:
Repurchase of long-term debt	(1,273)	—	(1,273)	(2,728)
Principal payments on long-term debt	(1)	(4)	(1)	(8)
Cash proceeds from exercise of stock options	10	32	30	68
Purchase of treasury shares and restricted stock unit withholdings	(2)	(10)	(32)	(36)

Net cash provided by (used for) financing activities	(1,266)	18	(1,276)	(2,704)

Effect of changes in exchange rates on cash positions	(7)	3	(7)	16

Increase (decrease) in cash and cash equivalents	(1,002)	404	(566)	748
Cash and cash equivalents at beginning of period	3,983	2,238	3,547	1,894

Cash and cash equivalents at end of period	2,981	2,642	2,981	2,642

	For the three months ended		For the six months ended
	July 1, 2018	July 2, 2017	July 1, 2018	July 2, 2017
Supplemental disclosures to the condensed consolidated cash flows

Net cash paid during the period for:
Interest	75	84	96	137
Income taxes	3	119	47	175

Non-cash adjustment related to the adoption of ASC 606:
Receivables and other current assets	—	—	(36)	—
Inventories	—	—	22	—

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-16]

Condensed consolidated statements of changes in equity of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Stockholders’ equity	Non- controlling interests	Total equity
Balance as of December 31, 2017	342,924	71	15,960	(342)	177	(2,339)	13,527	189	13,716

Cumulative effect of accounting changes					3	11	14		14
Net income (loss)						112	112	24	136
Other comprehensive income					(60)		(60)		(60)
Share-based compensation plans			139				139		139
Treasury shares	(276)			(32)			(32)		(32)
Shares issued pursuant to stock awards	1,689			182		(152)	30		30
Dividends non-controlling interests							—	(54)	(54)

Balance as of July 1, 2018	344,337	71	16,099	(192)	120	(2,368)	13,730	159	13,889

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-17]

NXP SEMICONDUCTORS N.V.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

All amounts in millions of $ unless otherwise stated

1 Basis of Presentation

We prepared our interim condensed consolidated financial statements that accompany these notes in conformity with U.S. generally accepted accounting principles, consistent in all material respects with those applied in our Annual Report on Form 20-F for the year ended December 31, 2017.

We have made estimates and judgments affecting the amounts reported in our consolidated condensed financial statements and the accompanying notes. The actual results that we experience may differ materially from our estimates. The interim financial information is unaudited, but reflects all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented. This interim information should be read in conjunction with the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2017.

On February 20, 2018, NXP entered into an amendment (the “Purchase Agreement Amendment”) to that certain Purchase Agreement, dated as of October 27, 2016 (as amended, the “Purchase Agreement”), with Qualcomm River Holdings B.V. (“Buyer”), a wholly-owned, indirect subsidiary of QUALCOMM Incorporated. On April 19, 2018, Buyer and NXP entered into Amendment No. 2 (“Amendment No. 2”) to the Purchase Agreement. Under the terms of Amendment No. 2, the End Date (as defined in the Purchase Agreement), which is the date that, subject to the terms of the Purchase Agreement, either Buyer or NXP would have the right to terminate the Purchase Agreement if the Offer has not been consummated on or before such date, has been extended until July 25, 2018. Amendment No. 2 also provides that, in addition to its existing rights, NXP will be entitled to receive the $2 billion Buyer Termination Compensation (as defined in the Purchase Agreement) (a) if the Purchase Agreement is terminated in accordance with its terms for any reason (subject to certain exceptions) and, at the time of any such termination, approval by the applicable antitrust authorities in China, or in any jurisdiction where the parties’ previously obtained clearance will expire or where the applicable antitrust authority has required or requested a resubmission for clearance, has not been received, or (b) at any time after 11:59 p.m., New York City time, on July 25, 2018 if, at such time, approval by the applicable antitrust authorities in China, or in any jurisdiction where the parties’ previously obtained clearance will expire or where the applicable antitrust authority has required or requested a resubmission for clearance, has not been received. In the event that NXP has received the Buyer Termination Compensation pursuant to clause (b) in the previous sentence, Buyer will be entitled to terminate the Purchase Agreement. Furthermore, Buyer and NXP have agreed to amend certain of the restrictions set forth in the Purchase Agreement related to the conduct and operations of NXP and its subsidiaries prior to the earlier of the termination of the Purchase Agreement and the closing of the Offer, including with respect to NXP’s ability to undertake acquisitions and settle litigation.

On July 26, NXP received notice from Qualcomm Incorporated that Qualcomm had terminated, effective immediately, the purchase agreement between NXP and an affiliate of Qualcomm following the inability to obtain the required approval for the transaction from the State Administration for Market Regulation (SAMR) of the People’s Republic of China prior to the end date stipulated by the parties under the purchase agreement. On July 26, NXP received the aforementioned $2 billion termination compensation, which is expected to be subject to corporate income tax of approximately $500 million.

On July 25, the Board of Directors of NXP authorized the repurchase of an additional $5 billion of the Company’s stock. Under the program, the Company may purchase its common stock from time to time in the open market or in privately negotiated transactions. The amount and timing of the purchases will depend on a number of factors including the price and availability of shares of common stock, trading volume and general market conditions.

During the three and six month periods ended July 1, 2018, NXP incurred expenses of $14 million and $27 million, respectively (Q2 2017: $9 million and YTD 2017: $20 million), associated with the proposed acquisition by the Buyer. The expenses, included in the Statement of Operations mainly in the line item ‘Selling, General and Administrative’, consisted of legal and consulting costs, retention incentives and costs related to dedicated resources associated with the proposed acquisition.

[-18]

In March 2018, NXP announced it had entered into a definitive agreement to sell its 40% equity interest of Suzhou ASEN Semiconductors Co., Ltd. to J&R Holding Limited. NXP completed the sale of its equity interest on July 10, 2018, receiving $127 million in cash proceeds.

In June 2018, NXP completed the sale of 24% of its equity interest in WeEn to Tianjin Ruixin Semiconductor Industry Investment Centre LLP receiving $32 million in cash proceeds. Subsequent to this sale, NXP retains a 25% equity interest in WeEn. The Company will continue to account for this investment as an equity-accounted investee.

2 Significant Accounting Policies and Recent Accounting Pronouncements

Significant Accounting Policies

Except for the changes below, no material changes have been made to the Company’s significant accounting policies disclosed in Note 2 Significant Accounting Policies in our Annual Report on Form 20-F for the year ended December 31, 2017. The accounting policy information below is to aid in the understanding of the financial information disclosed.

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (Topic 606), effective on January 1, 2018. As a result of this adoption and the required disclosures, the Company revised its accounting policy for revenue recognition as stated below.

Revenue Recognition

The Company recognizes revenue under the core principle to depict the transfer of control to customers in an amount reflecting the consideration the Company expects to be entitled. In order to achieve that core principle, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The vast majority of the Company’s revenue is derived from the sale of semiconductor products to distributors, Original Equipment Manufacturers (“OEMs”) and similar customers. The Company considers customer purchase orders, which are sometimes governed by master sales agreements, to be the contract with a customer. When sales are to a distributor, the Company has concluded that its contracts are primarily with the distributor because the Company holds a contract bearing enforceable rights and obligations primarily with the distributor. As part of identifying the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the consideration to which the Company expects to be entitled. Variable consideration is estimated, and this estimate is not constrained because the Company has extensive experience with these contracts. The Company’s standard payment terms are those that are customary in the geographic market and are less than one year. The Company allocates the transaction price to each distinct product based on its relative standalone selling price. Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied), which typically occurs at shipment. In determining whether control has transferred, the Company considers if there is a present right to payment and legal title, and whether risks and rewards of ownership having transferred to the customer.

As allowed by ASC 606, the Company does not disclose the value of unsatisfied performance obligations for contracts, as substantially all contracts have an original expected length of one year or less. The nature of these performance obligations relates to contracts with products that have no alternative use and an enforceable right to payment for performance completed to date. The Company expenses sales commissions when incurred because the amortization period would have been one year or less.

[-19]

For sales to distributors, revenue is recognized upon transfer of control to the distributor. For some distributors, contractual arrangements are in place which allow these distributors to return products if certain conditions are met. These conditions generally relate to the time period during which a return is allowed and reflect customary conditions in the particular geographic market. Other return conditions relate to circumstances arising at the end of a product life cycle, when certain distributors are permitted to return products purchased during a pre-defined period after the Company has announced a product’s pending discontinuance. These return rights are a form of variable consideration and are estimated using the most likely method based on historical return rates in order to reduce revenues recognized. However, long notice periods associated with these announcements prevent significant amounts of product from being returned. For sales where return rights exist, the Company has determined, based on historical data, that only a very small percentage of the sales of this type to distributors is actually returned. Repurchase agreements with OEMs or distributors are not entered into by the Company.

Sales to most distributors are made under programs common in the semiconductor industry whereby distributors receive certain price adjustments to meet individual competitive opportunities. These programs may include credits granted to distributors, or allow distributors to return or scrap a limited amount of product in accordance with contractual terms agreed upon with the distributor, or receive price protection credits when our standard published prices are lowered from the price the distributor paid for product still in its inventory. In determining the transaction price, the Company considers the price adjustments from these programs to be variable consideration that reduce the amount of revenue recognized. The Company’s policy is to estimate such price adjustments using the most likely method based on rolling historical experience rates, as well as a prospective view of products and pricing in the distribution channel for distributors who participate in our volume rebate incentive program. We continually monitor the actual claimed allowances against our estimates, and we adjust our estimates as appropriate to reflect trends in pricing environments and inventory levels. The estimates are also adjusted when recent historical data does not represent anticipated future activity. Historically, actual price adjustments for these programs relative to those estimated have not materially differed.

Accounting standards adopted in 2018

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as modified by subsequently issued ASUs, which supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The Company adopted this standard on January 1, 2018, using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Comparative information for prior periods has not been restated and continues to be reported under the accounting standards in effect for those periods. The cumulative effect of initially applying the new standard was recognized as a net increase of $14 million to the opening balance of retained earnings, driven from the acceleration of revenue recognition for contracts with products that have no alternative use and an enforceable right to payment for performance completed to date. We expect the impact of the adoption to be immaterial to our net income on an ongoing basis.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10). The new standard requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset, and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The new standard became effective for us on January 1, 2018. The adoption of this guidance did not have a material impact on our financial position or results of operations.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash flow, and other Topics. ASU 2016-15 became effective for us on January 1, 2018. The adoption of this guidance did not have a material impact on our statement of cash flows.

[-20]

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU 2017-01 introduces a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated as a business. ASU 2017-01 became effective for us on January 1, 2018. The adoption of this guidance did not have a material impact on our financial position or results of operations.

In March 2017, the FASB issued ASU 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“net benefit cost”). The ASU requires that the service cost component be presented separately from the other components of net benefit cost. Services costs should be presented with other employee compensation costs within operations or capitalized in inventory or other assets in accordance to the company’s accounting policies. The other components of net benefit costs should be presented separately outside of a subtotal of income from operations, if one is presented. ASU 2017-07 became effective for us on January 1, 2018. The adoption of this guidance did not have a material impact on our financial position or results of operations.

Recently issued accounting standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard requires lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. Existing sale-leaseback guidance, including guidance for real estate, is replaced with a new model applicable to both lessees and lessors. The new standard will be effective for us on January 1, 2019 with early adoption permitted. We are currently evaluating the potential impact that Topic 842 may have on our financial position, results of operations or financial statement disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Instead, the one step quantitative impairment test calculates goodwill impairment as the excess of the carrying value of a reporting unit over its fair value, up to the carrying value of the goodwill. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted. The ASU should be applied on a prospective basis. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvement to Accounting for Hedging Activities. ASU 2017-12 simplifies certain aspects of hedge accounting and improves disclosures of hedging arrangements through the elimination of the requirement to separately measure and report hedge ineffectiveness. The ASU generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. Entities must apply the amendments to cash flow and net investment hedge relationships that exist on the date of adoption using a modified retrospective approach. The presentation and disclosure requirements must be applied prospectively. ASU 2017-12 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

3 Acquisitions and Divestments

There were no material acquisitions during the first six months of 2018 and 2017.

On April 19, 2017, we sold our shares in Advanced Semiconductor Manufacturing Corporation Ltd. (ASMC), representing a 27.47 percent ownership, for a total consideration of $54 million. The gain on the sale of $31 million is included in the Statement of Operations in the line item “Results relating to equity-accounted investees”.

On February 6, 2017, we divested our Standard Products (“SP”) business to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”), receiving $2.6 billion in cash proceeds, net of cash divested. Prior to February 6, 2017, the results of the SP business were included in the reportable segment SP.

[-21]

The gain on the sale of $1,597 million is included in the Statement of Operations in the line item “Other income (expense)” and is composed of the following:

Total cash consideration	2,750
Assets held for sale	(1,117)
Cash divested	(138)
Liabilities held for sale	199
Other adjustments	(69)
Transaction costs	(28)

Gain	1,597

4 Identified Intangible Assets

Identified intangible assets as of July 1, 2018 and December 31, 2017 respectively were composed of the following:

	July 1, 2018		December 31, 2017
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
IPR&D 1)	495	—	687	—
Marketing-related	82	(42)	82	(34)
Customer-related	1,153	(463)	1,155	(437)
Technology-based	7,499	(3,609)	7,303	(2,907)

	9,229	(4,114)	9,227	(3,378)
Software	76	(64)	108	(94)

Identified intangible assets	9,305	(4,178)	9,335	(3,472)

1)	IPR&D is not subject to amortization until completion or abandonment of the associated research and development effort.

The estimated amortization expense for these identified intangible assets, excluding software, for each of the five succeeding years is:

2018 (remaining)	755
2019	1,529
2020	1,335
2021	574
2022	491

All intangible assets, excluding IPR&D and goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of identified intangibles is 5 years as of July 1, 2018 (December 31, 2017: 5 years).

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5 Supplemental Financial Information

Statement of Operations Information:

Disaggregation of revenue

The following table presents revenue disaggregated by sales channel:

	For the three months ended		For the six months ended
	July 1, 2018	July 2, 2017 1)	July 1, 2018	July 2, 2017 1)
Distributors	1,190	1,098	2,325	2,132
Original Equipment Manufacturers and Electronic Manufacturing Services	1,003	1,000	2,034	2,095
Other 2)	97	104	200	186

Total	2,290	2,202	4,559	4,413

1)	As noted above, prior period amounts have not been adjusted for the impact of adopting ASC 606 under the modified retrospective method.
2)	Represents revenues in Corporate and Other for other services.

Depreciation, amortization and impairment

	For the three months ended		For the six months ended
	July 1, 2018	July 2, 2017	July 1, 2018	July 2, 2017
Depreciation of property, plant and equipment	119	155	235	309
Amortization of internal use software	2	5	4	10
Amortization of other identified intangible assets	375	400	748	775

Total	496	560	987	1,094

Financial income and expense

($ in millions, unless otherwise stated)	For the three months ended		For the six months ended
	July 1, 2018	July 2, 2017	July 1, 2018	July 2, 2017
Interest income	12	6	25	10
Interest expense	(61)	(75)	(136)	(161)

Total interest expense, net	(49)	(69)	(111)	(151)
Foreign exchange rate results	5	(5)	—	(17)
Extinguishment of debt	(26)	—	(26)	(41)
Miscellaneous financing costs/income, net	(1)	(1)	(2)	(2)

Total other financial income (expense)	(22)	(6)	(28)	(60)

Total	(71)	(75)	(139)	(211)

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Earnings per share

The computation of earnings per share (EPS) is presented in the following table:

($ in millions, unless otherwise stated)	For the three months ended		For the six months ended
	July 1, 2018	July 2, 2017	July 1, 2018	July 2, 2017
Net income (loss)	66	63	136	1,381
Less: net income (loss) attributable to non-controlling interests	12	14	24	27

Net income (loss) attributable to stockholders	54	49	112	1,354
Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)	344,120	337,537	343,890	336,964
Plus incremental shares from assumed conversion of:
Options 1)	1,280	5,206	1,435	5,355
Restricted Share Units, Performance Share Units and Equity Rights 2)	1,627	2,240	1,664	2,301
Warrants 3)	—	—	—	—

Dilutive potential common share	2,907	7,446	3,099	7,656

Adjusted weighted average number of share outstanding (after deduction of treasury shares) during the year (in thousands)	347,027	344,983	346,989	344,620

EPS attributable to stockholders in $:
Basic net income (loss)	0.16	0.15	0.33	4.02
Diluted net income (loss)	0.16	0.14	0.32	3.93

1)	Stock options to purchase up to 0.1 million shares of NXP’s common stock that were outstanding in Q2 2018 (Q2 2017: 0.4 million shares) and stock options to purchase up to 0.1 million shares of NXP’s common stock that were outstanding YTD 2018 (YTD 2017: 0.4 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the exercise price was greater than the average fair market value of the common stock or the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense and exercise prices was greater than the weighted average number of shares underlying outstanding stock options.
2)	Unvested RSU’s, PSU’s and equity rights of 0.3 million shares that were outstanding in Q2 2018 (Q2 2017: 0.4 million shares) and unvested RSU’s, PSU’s and equity rights of 0.3 million shares that were outstanding YTD 2018 (YTD 2017: 0.4 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense was greater than the weighted average number of outstanding unvested RSU’s, PSU’s and equity rights or the performance goal has not been met yet.
3)	Warrants to purchase up to 11.2 million shares of NXP’s common stock at a price of $133.32 per share were outstanding in Q2 and YTD 2018 (Q2 and YTD 2017: 11.2 million shares at a price of $133.32). Upon exercise, the warrants will be net share settled. At the end of Q2 and YTD 2018 and Q2 and YTD 2017, the warrants were not included in the computation of diluted EPS because the warrants exercise price was greater than the average fair market value of the common shares.

Balance Sheet Information

Cash and cash equivalents

At July 1, 2018 and December 31, 2017, our cash balance was $2,981 million and $3,547 million, respectively, of which $250 million in both periods was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. During the second quarter of 2018, a dividend of $139 million (2017: $228 million) has been declared by SSMC and was distributed subsequent to the end of the second quarter, with 38.8% being paid to our joint venture partner.

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Inventories

Inventories are summarized as follows:

	July 1, 2018	December 31, 2017
Raw materials	74	62
Work in process	981	901
Finished goods	271	273

	1,326	1,236

The portion of finished goods stored at customer locations under consignment amounted to $64 million as of July 1, 2018 (December 31, 2017: $69 million).

The amounts recorded above are net of allowance for obsolescence of $103 million as of July 1, 2018 (December 31, 2017: $107 million).

Accumulated other comprehensive income (loss)

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Currency translation differences	Change in fair value cash flow hedges	Net actuarial gain/(losses)	Unrealized gains/losses available-for sale securities	Accumulated Other Comprehensive Income (loss)
As of December 31, 2017	269	8	(97)	(3)	177
Other comprehensive income (loss) before reclassifications	(41)	(2)	(4)	—	(47)
Amounts reclassified out of accumulated other comprehensive income (loss)	—	(15)	—	3	(12)
Tax effects	—	1	1	—	2

Other comprehensive income (loss)	(41)	(16)	(3)	3	(57)

As of July 1, 2018	228	(8)	(100)	—	120

6 Fair Value of Financial Assets and Liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments measured on a recurring basis:

		July 1, 2018		December 31, 2017
	Fair value hierarchy	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Notes hedge	3	247	247	301	301
Other financial assets	2	35	35	29	29
Derivative instruments – assets	2	—	—	10	10

Liabilities:
Short-term debt	2	(2)	(2)	(2)	(2)
Short-term debt (bonds)	2	—	—	(749)	(755)
Long-term debt (bonds)	2	(4,233)	(4,249)	(4,728)	(4,879)
2019 Cash Convertible Senior Notes	2	(1,082)	(1,384)	(1,059)	(1,418)
Other long-term debt	2	(26)	(26)	(27)	(27)
Notes Embedded Conversion Derivative	3	(247)	(247)	(301)	(301)
Derivative instruments – liabilities	2	(12)	(12)	—	—

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The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets and derivatives

For other financial assets and derivatives the fair value is based upon significant other observable inputs depending on the nature of the other financial asset and derivative.

Notes hedges and Notes Embedded Conversion Derivative

At July 1, 2018, the Notes hedges and the Notes Embedded Conversion Derivative are measured at fair value using level 3 inputs. The instruments are not actively traded and are valued at the measurement date using an option pricing model that uses observable inputs for the share price of NXP’s common stock, risk-free interest rate, dividend yield and the term, in combination with a significant unobservable input for volatility. Volatility has historically been determined by a hypothetical marketplace. During the second quarter of 2017, an adjustment was made to this factor where we utilized the hypothetical marketplace and also considered the implied volatility in actively traded call options with a similar term. The volatility factor utilized at July 1, 2018 was 36% and at December 31, 2017 the volatility factor utilized was 29%. The change in the fair value of the Notes hedges and Notes Embedded Conversion Derivative was solely the gain and loss, respectively for each instrument that was recognized.

Debt

The fair value is estimated on the basis of observable inputs other than quoted market prices in active markets for identical liabilities for certain issues, or on the basis of discounted cash flow analyses. Accrued interest is included under accrued liabilities and not within the carrying amount or estimated fair value of debt.

Assets and liabilities recorded at fair value on a non-recurring basis

We measure and record our non-marketable equity investments (non-marketable securities and non-marketable equity method and cost method investments) and non-financial assets, such as intangible assets and property, plant and equipment, at fair value when an impairment charge is required.

7 Debt

Short-term debt

	July 1, 2018	December 31, 2017
Short-term bank borrowings	—	—
Current portion of long-term debt (*)	2	751

Total	2	751

(*)	Net of adjustment for debt issuance costs.

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Long-term debt

The following table summarizes the outstanding long-term debt as of July 1, 2018 and December 31, 2017:

		July 1, 2018		December 31, 2017
	Maturities	Amount	Effective rate	Amount	Effective rate
Fixed-rate 3.75% senior unsecured notes	Jun, 2018	—	—	750	3.750
Fixed-rate 4.125% senior unsecured notes	Jun, 2020	600	4.125	600	4.125
Fixed-rate 4.125% senior unsecured notes	Jun, 2021	1,350	4.125	1,350	4.125
Fixed-rate 3.875% senior unsecured notes	Sep, 2022	1,000	3.875	1,000	3.875
Fixed-rate 4.625% senior unsecured notes	Jun, 2022	400	4.625	400	4.625
Fixed-rate 5.75% senior unsecured notes	Mar, 2023	—	—	500	5.750
Fixed-rate 4.625% senior unsecured notes	Jun, 2023	900	4.625	900	4.625
Fixed-rate 1% cash convertible notes	Dec, 2019	1,150	1.000	1,150	1.000
Floating-rate revolving credit facility	Dec, 2020	—	—	—	—

Total principal		5,400		6,650
Liabilities arising from capital lease transactions		28		29
Unamortized discounts, premiums and debt issuance costs		(21)		(28)
Fair value of embedded cash conversion option		(64)		(86)

Total debt, including unamortized discounts, premiums, debt issuance costs and fair value adjustments		5,343		6,565
Current portion of long-term debt		(2)		(751)

Long-term debt		5,341		5,814

YTD 2018 Financing Activities

2023 Senior Notes

On March 2, 2018, NXP B.V. together with NXP Funding LLC, delivered notice that it would repay to holders of its 5.75% Senior Notes due 2023 (the “Notes”) $500 million of the outstanding aggregate principal amount of the Notes, which represented all of the outstanding aggregate principal amount of the Notes. The repayment occurred in April 2018 using available surplus cash.

2018 Senior Notes

On March 8, 2018, NXP B.V. together with NXP Funding LLC, delivered notice that it would repay to holders of its 3.75% Senior Notes due 2018 (the “Notes”) $750 million of the outstanding aggregate principal amount of the Notes, which represented all of the outstanding aggregate principal amount of the Notes. The repayment occurred in April 2018 using available surplus cash.

Certain terms and Covenants of the notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger. The Company was in compliance with all such indentures and financing covenants as of July 1, 2018.

No portion of long-term and short-term debt as of July 1, 2018 and December 31, 2017 has been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries.

8 Litigation

We are regularly involved as plaintiffs or defendants in claims and litigation relating to a variety of matters such as contractual disputes, personal injury claims, employee grievances and intellectual property litigation. In addition, our acquisitions, divestments and financial transactions sometimes result in, or are followed by, claims or litigation. Some of these claims may possibly be recovered from insurance reimbursements. Although the ultimate disposition of asserted claims cannot be predicted

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with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our Consolidated Statement of Operations for a particular period. The Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated.

Based on the most current information available to it and based on its best estimate, the Company also reevaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted. Based on the procedures described above, the Company has an aggregate amount of $97 million accrued for potential and current legal proceedings pending as of July 1, 2018, compared to $104 million accrued at December 31, 2017. The accruals are included in “Accrued liabilities” and “Other non-current liabilities”. As of July 1, 2018, the Company’s balance related to insurance reimbursements was $55 million (December 31, 2017: $61 million) and is included in “Other current assets” and “Other non-current assets”.

The Company also estimates the aggregate range of reasonably possible losses in excess of the amount accrued based on currently available information for those cases for which such estimate can be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at July 1, 2018, the Company believes that for all litigation pending its potential aggregate exposure to loss in excess of the amount accrued (without reduction for any amounts that may possibly be recovered under insurance programs) could range between $0 and $283 million. Based upon our past experience with these matters, the Company would expect to receive insurance reimbursement on certain of these claims that would offset the potential maximum exposure of up to $223 million.

In addition, the Company is currently assisting Motorola in the defense of eight personal injury lawsuits due to indemnity obligations included in the agreement that separated Freescale from Motorola in 2004, and is defending one suit related to semiconductor operations that occurred prior to NXP’s separation from Philips. The multi-plaintiff Motorola lawsuits are pending in Cook County, Illinois, and the legacy NXP suit is pending in Santa Fe, New Mexico. These claims allege a link between working in semiconductor manufacturing clean room facilities and birth defects in 47 individuals. The eight Motorola suits allege exposures that occurred between 1965 and 2006. Each suit seeks an unspecified amount of damages in compensation for the alleged injuries; however, legal counsel representing the plaintiffs has indicated they will seek substantial compensatory and punitive damages from Motorola for the entire inventory of claims which, if proven and recovered, the Company considers to be material. In the Motorola suits, a portion of any indemnity due to Motorola will be reimbursed to NXP if Motorola receives an indemnification payment from its insurance coverage. Motorola has potential insurance coverage for many of the years indicated above, but with differing types and levels of coverage, self-insurance retention amounts and deductibles. We are in discussions with Motorola and their insurers regarding the availability of applicable insurance coverage for each of the individual cases. Motorola and NXP have denied liability for these alleged injuries based on numerous defenses.

9 Related-Party Transactions

The Company’s related parties are the members of the board of directors of NXP Semiconductors N.V., the members of the management team of NXP Semiconductors N.V., equity-accounted investees and Qualcomm Incorporated. As of the divestment of the SP business on February 7, 2017, the newly formed Nexperia has become a related party.

We have a number of strategic alliances and joint ventures. We have relationships with certain of our alliance partners in the ordinary course of business whereby we enter into various sale and purchase transactions, generally on terms comparable to transactions with third parties. However, in certain instances upon divestment of former businesses where we enter into supply arrangements with the former owned business, sales are conducted at cost.

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The following table presents the amounts related to revenue and other income and purchase of goods and services incurred in transactions with these related parties:

	For the three months ended		For the six months ended
	July 1, 2018	July 2, 2017	July 1, 2018	July 2, 2017
Revenue and other income	45	43	79	51
Purchase of goods and services	25	43	52	63

The following table presents the amounts related to receivable and payable balances with these related parties:

	July 1, 2018	December 31, 2017
Receivables	49	54
Payables and accruals	64	77

As part of the divestment of the SP business, we entered into a lease commitment to Nexperia in the amount of $33 million and committed $50 million to an investment fund affiliated with Nexperia’s owners.

10 Restructuring

At each reporting date, we evaluate our restructuring liabilities, which consist primarily of termination benefits, to ensure that our accruals are still appropriate.

The following table presents the changes in restructuring liabilities in 2018, by segment:

	Balance January 1, 2018	Additions	Utilized	Released	Other changes	Balance July 1, 2018
HPMS	86	—	(13)	—	(3)	70
Corporate and Other	3	—	—	—	—	3

	89	—	(13)	—	(3)	73

The total restructuring liability as of July 1, 2018 of $73 million is classified in the consolidated balance sheet under current liabilities ($64 million) and non-current liabilities ($9 million).

The components of the restructuring charges recognized in the consolidated statements of operations, for each of the three and six month periods ended July 1, 2018 and July 2, 2017 are as follows:

	For the three months ended		For the six months ended
	July 1, 2018	July 2, 2017	July 1, 2018	July 2, 2017
Personnel lay-off costs	—	—	—	7
Other exit costs	(1)	2	—	3
Release of provisions/accruals	—	—	—	(16)

Net restructuring charges	(1)	2	—	(6)

These restructuring charges, for the periods indicated, are included in the following line items in the consolidated statement of operations:

	For the three months ended		For the six months ended
	July 1, 2018	July 2, 2017	July 1, 2018	July 2, 2017
Cost of revenue	—	1	—	2
Selling, general and administrative	—	1	1	4
Research and development	—	—	—	(12)
Other income (expense)	(1)	—	(1)	—

Net restructuring charges	(1)	2	—	(6)

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11 Benefit/Provision for Income Taxes

Benefit/provision for income taxes:

	For the three months ended		For the six months ended
	July 1, 2018	July 2, 2017	July 1, 2018	July 2, 2017
Tax expense (benefit)	4	(54)	6	176
Effective tax rate	6.1%	216.0%	4.4%	11.6%

Our effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Dutch statutory tax rate, and the relative mix of income and losses across those jurisdictions. Our effective tax rate for the first six months of 2018 was a tax expense of 4.4% compared with a tax expense of 11.6% for the first six months of 2017. The 2017 effective tax rate was higher than 2018 mostly because 2017 contains the significant Dutch tax expense related to the SP divestment including non-deductible goodwill, as well as the statutory tax rate decrease in the U.S. from 35% to 21% in 2018.

The Company benefits from income tax holiday incentives in certain jurisdictions which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. The predominant income tax holiday is expected to expire at the end of 2024. The impact of this tax holiday decreased foreign taxes by $5 million and $6 million for the second quarter of 2018 and the second quarter of 2017, respectively (YTD 2018: decrease of $10 million and YTD 2017: decrease of $11 million). The benefit of this tax holiday on net income per share (diluted) was $0.02 for the second quarter of 2018 (YTD 2018: $0.03) and $0.02 for the second quarter of 2017 (YTD 2017: $0.03).

On December 22, 2017, the U.S. government enacted tax legislation that included changes to the taxation of foreign earnings by implementing a dividend exemption system, expansion of the current anti-deferral rules, a minimum tax on low-taxed foreign earnings and new measures to deter base erosion. The tax legislation also included a permanent reduction in the corporate tax rate to 21%, repeal of the corporate alternative minimum tax, expensing of capital investment, and limitation of the deduction for interest expense. Furthermore, as part of the transition to the new tax system, a one-time transition tax was imposed on a U.S. shareholder’s historical undistributed earnings of foreign affiliates (the “Toll Tax”).

As described in Note 7 Provision for Income Taxes in our Annual Report on Form 20-F for the year ended December 31, 2017, we were able to reasonably estimate certain effects of the tax legislation and, therefore, recorded provisional amounts, including the mandatory repatriation Toll Tax. The Company has not finalized the accounting for the tax effects of the tax legislation and for the six months ended July 1, 2018, we have not made any material measurement period adjustments related to the provisional amounts. However, we continue to gather additional information and expect to complete our accounting within the prescribed measurement period.

12 Segment Information

Prior to February 6, 2017, NXP was organized into two reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). As of February 6, 2017, the SP reportable segment was divested and HPMS remains as the sole reportable segment. Corporate and Other represents the remaining portion to reconcile to the Consolidated Financial Statements.

Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub-systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial, and software solutions for mobile phones. Our SP business segment offered standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive. The segments each include revenue from the sale and licensing of intellectual property related to that segment.

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Because the Company meets the criteria for aggregation set forth under ASC 280 “Segment Reporting”, and the operating segments have similar economic characteristics, the Company aggregates the results of operations of the Automotive, Secure Identification Solutions, Secure Connected Devices and Secure Interfaces and Infrastructure operating segments into one reportable segment, HPMS, and prior to February 6, 2017, the Standard Products and General Purpose Logic operating segments into another reportable segment, SP.

Revenue and operating income (loss)

	For the three months ended		For the six months ended
Revenue	July 1, 2018	July 2, 2017	July 1, 2018	July 2, 2017
HPMS	2,193	2,098	4,359	4,109
SP	—	—	—	118
Corporate and Other 1)	97	104	200	186

	2,290	2,202	4,.559	4,413

	For the three months ended		For the six months ended
Operating income (loss)	July 1, 2018	July 2, 2017	July 1, 2018	July 2, 2017
HPMS	160	94	321	175
SP	—	—	—	31
Corporate and Other 1)	(23)	(44)	(46)	1,523

	137	50	275	1,729

1)	Corporate and Other is not a reporting segment under ASC 280 “Segment Reporting”. Corporate and Other includes revenue related to manufacturing operations, unallocated expenses not related to any specific business segment and corporate restructuring charges. The gain on the sale of the divestment of SP business is included in the operating income of Corporate and Other.

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